Focus Universal Inc.

20511 East Walnut Drive North

Walnut, CA 91789

May 14, 2018

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Spirgel, Assistant Director Division of Corporation Finance

Re:	Focus Universal Inc. Withdrawal of Registration Statement on Form S-1 Filed on May 14, 2018 File No. 333-214455

Ladies and Gentlemen:

On behalf of Focus Universal Inc., a Nevada corporation (the “Company”), we hereby request, pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), that the Registration Statement on Form S-1, together with all exhibits and amendments thereto (File No. 333-214455), as initially filed with the Securities and Exchange Commission (the “Commission”) on April 10, 2017 (the “Registration Statement”) be withdrawn effective immediately. The Company is seeking withdrawal of the Registration Statement because of market conditions. The Registration Statement has not been declared effective and none of the Company’s securities has been sold pursuant to the Registration Statement.

In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (“Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to Gilbert J. Bradshaw, Esq. of Wilson & Oskam, LLP, via email at gbradshaw@wilsonoskam.com or via facsimile at (917) 791-8877.

The Company also advises the Commission pursuant to Rule 477(c) of the Securities Act that it may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

Should you have any questions regarding this request for withdrawal, please contact the Company’s legal counsel, Gilbert J. Bradshaw of Wilson & Oskam, LLP at (917) 830-6517.

Respectfully,

/s/ Duncan Lee

Duncan Lee

Chief Financial Officer

cc:

Carlos Pacho, Senior Assistant Chief Accountant

Joseph Kempf, Senior Staff Accountant

Courtney Lindsay, Staff Attorney

U.S. Securities Exchange Commission

Gilbert J. Bradshaw, Esq.

Wilson & Oksam, LLP

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